Filed by Sinclair Broadcast Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tribune Media Company

Commission File No.: 001-08572

Contact: Chelsea Koski
ckoski@signalgroupdc.com

SINCLAIR BROADCAST GROUP AND TRIBUNE MEDIA ANNOUNCE FILING OF FCC

RESPONSE

Baltimore, MD (August 23, 2017) — Yesterday, Sinclair Broadcast Group, Inc. (Nasdaq: SBGI) (“Sinclair”) and Tribune Media Company (NYSE: TRCO) (“Tribune”) filed their joint Opposition to Petitions to Deny the merger of the two companies.

While the Petitions to Deny rely to a large extent on speculation and unsupported assumptions, the Opposition nonetheless addresses each of the claims made in the Petitions, including the claims contained in the Petitions relating to retransmission consent negotiations.

The Sinclair-Tribune filing clearly reaffirms that the proposed merger will advance the public interest by helping to shore up an industry buffeted by well-known economic challenges. In particular, as the Opposition demonstrates, the merger will give the combined company the ability to invest deeply in the free over-the-air delivery of local news, sports, and entertainment under the stewardship of a company, Sinclair, with an outstanding record of investing in its local stations and new broadcast technologies. As the record shows, Sinclair provides strong news, sports and entertainment programming that meets the needs of its stations’ local communities.

Chris Ripley, President and Chief Executive Officer of Sinclair provided the following statement:

“Sinclair firmly believes in the mission of local broadcasting and this filing fully explains the public interest benefits that this transaction will provide as a result of the efficiencies and scale created by the combination of Sinclair and Tribune. This acquisition will help to ensure the future of the free and local television model for both Tribune’s and Sinclair’s local communities.”

The Opposition to Petitions to Deny the merger can be found here: http://bit.ly/2vXzWgd .

About Sinclair Broadcast Group, Inc.

Sinclair is one of the largest and most diversified television broadcasting companies in the country. Pro forma for the Tribune acquisition (before any related divestitures) and all previously announced pending transactions, the Company will own, operate and/or provide services to 233 television stations in 108 markets. The Company has multiple emerging networks as well as stations affiliated with all the major networks. Sinclair is a leading local news provider in the country and a producer of live sports content. Sinclair’s content is delivered via multiple-platforms, including over-the-air, multi-channel video program distributors, and digital platforms. The Company regularly uses its website as a key source of Company information which can be accessed at www.sbgi.net.

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